Exhibit B

Checklist for Implementation of FIN 46, Consolidation of Variable Interest Entities

Potential variable interest entity: Dominion Equipment II (DEI Sub)
Relationship to Dominion: Sub-lessee for Possum Point

Please place an X in the appropriate column to answer the following questions for each potential variable interest entity:

Question 1: Is the entity subject to the scope of FIN 46?

FIN 46 applies to all entities, except the following:
Is the entity:		Yes	No
(a)	A non-for-profit organization[1]		X
(b)	An employee benefit plan		X
(c)	A qualifying SPE (under para. 35 of SFAS 140) or a "formerly qualifying SPE" (under para. 25 of SFAS 140)		X
(d)	A registered investment company		X
(e)	Separate accounts of a life insurance entity		X

1If a not-for-profit entity is used by a business enterprise in a manner similar to a variable interest entity in an effort to circumvent the provisions of the Interpretation, that not-for-profit entity is subject to the Interpretation.

Ü If each of the above questions were answered "No", the entity is subject to the scope of FIN 46. Proceed to Question 2.

Question 2: Is the entity a variable interest entity?
Answer the following questions, considering the way the entity is structured:	Yes	No

1. Is the total equity investment at risk sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties? Answer "No" if the equity investment at risk is not greater than the expected losses of the entity

RESPONSE:

The entity (DEI Sub) only has minimal equity of approximately 3%. Under FIN 46R, an equity investment of less than 10% is presumed to be insufficient to allow the entity to finance its activities without subordinated financial support. Also, in the Virginia Power's opinion, greater than 3% equity at risk would be required to finance this entity's activities without additional subordinated financial support.

X

2. As a group, do the holders of the equity investment at risk have all these characteristics:

   (a)  The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

	X	X

 --  The investors do not have this ability if:

- No owners hold voting rights or similar rights or

- (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, to receive the residual returns of the entity, or both and (ii) substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights

Yes	No

 --  Enterprises that are not controlled by the holder of a majority voting interest because of minority veto rights (under EITF 96-16) are not variable interest entities if the shareholders as a group have the power to control the enterprise and the equity investment meets the other requirements of the Interpretation.

   (b)  The obligation to absorb the expected losses of the entity.

--The investor(s) do not have this obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity or by other parties involved with the entity.

RESPONSE:

The equity holders are protected from the expected losses through the residual value guarantee provided in the sublease. In the event that the sublease is not renewed, and the asset is sold, Virginia Power guarantees 89.9% of the value of the assets. The equity holder is further protected from expected losses by the parent company guarantee of all lease obligations including lease payments and residual value guarantees. The residual value guarantee is the primary protection with the parental guarantee being secondary in case of default of the subleasee (Virginia Power).

X

   (c)  The right to receive the expected residual returns of the entity.

--The investors do not have this right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or with the entity.

RESPONSE:

The equity holder would have the right to expected residual returns, however they can not be the primary beneficiary because they do not have the requisite equity at risk to absorb any expected losses.

X

Ü If both questions were answered "Yes", the entity is not a variable interest entity and is subject to consolidation based on voting interests. If either of the above questions were answered "No", the entity is a variable interest entity. Proceed to Question 3.

Question 3: Is Virginia Power required to consolidate the variable interest entity?
Does Virginia Power have a variable interest(s) that will:	Yes	No

a.  Absorb a majority (> 50%) of the entity's expected losses if they occur

RESPONSE:

By providing a residual value guarantee of 89.9% of expected losses if the plant is sold at the end of the sublease, Virginia Power would by design be required to absorb greater than 50% of the entity's expected losses.

X

b.  Absorb a majority (> 50%) of the entity's expected residual returns if they occur

RESPONSE:

There are not any expected residual returns of the entity since they have no other activities but to sublease the facility.

X

If the answer to both of the above questions is "Yes" or if the answer to question 3(a) is "Yes", Virginia Power is considered to be the primary beneficiary of the variable interest entity and is required to consolidate it upon adoption of the Interpretation. If the answer to question 3(b) is "Yes" and another enterprise will absorb a majority of the losses, that enterprise is the primary beneficiary.